UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                            VICORP RESTAURANTS, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    925817108
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / X / Rule 13d-1(b)
      /   / Rule 13d-1(c)
      /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G/A
                               CUSIP NO. 925817108



1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quaker Capital Management Corporation
      --------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)
                                                                      ---
                                                                  (b)  X
                                                                      ---
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania
            ------------

   NUMBER OF                  5  SOLE VOTING POWER                362,351
     SHARES
  BENEFICIALLY                6  SHARED VOTING POWER              438,300
   OWNED BY
     EACH                     7  SOLE DISPOSITIVE POWER           362,351
  REPORTING
    PERSON                    8  SHARED DISPOSITIVE POWER         438,300
     WITH

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            800,651
            -------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES
             ----

      The Reporting Person disclaims beneficial ownership of 774,868 shares owned by its clients.


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             11.63%
             -----

12    TYPE OF REPORTING PERSON*

              IA
             ----


                               Page 2 of 4 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 925817108



     This constitutes Amendment No. 3 to the Schedule 13G of Quaker Capital Management Corporation filed with the Securities and Exchange Commission on February 11, 1997 relating to the Common Stock of Vicorp Restaurants, Inc., as amended by Amendment No. 1 filed with the Commission on February 12, 1998 and as amended by Amendment No. 2 filed with the Commission on February 14, 1999 (the "Schedule 13G").

Item 4 of the Schedule 13G is hereby amended and restated to read as follows:

Item 4.     Ownership
            ---------

      (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 774,868 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals own 25,783 shares of the Common Stock of the Issuer.

      (b) The shares covered by this report represent 11.63% of the Common Stock of the Issuer.

      (c) None of the clients of the Reporting Person is known to own more than 5% of the Common Stock of the Issuer. The Reporting Person has shared voting and dispositive power over 438,300 shares and sole voting and dispositive power over 336,568 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals have sole voting and dispositive power over the 25,783 shares owned by the Reporting Person and/or its principals.

Item 6 of the Schedule 13G is hereby amended and restated to read as follows:

Item 6.     Ownership of More than Five Percent on
            Behalf of Another Person
            ---------------------------------------

            774,868 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.


                               Page 3 of 4 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 925817108



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       QUAKER CAPITAL MANAGEMENT CORPORATION



                                       January 10, 2000
                                       --------------------------------------
                                                    Date


                                       /s/ Mark G. Schoeppner
                                       --------------------------------------
                                                    Signature


                                       Mark G. Schoeppner, President
                                       --------------------------------------
                                                    Name/Title




                                Page 4 of 4 Pages